SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    Form 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MODIS PROFESSIONAL SERVICES, INC.
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.

     2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000.



                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of June 2001.

                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN

                      By: MODIS PROFESSIONAL SERVICES, INC.
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
        Robert P. Crouch, Senior Vice President, Chief Financial Officer,
                      Treasurer & Chief Accounting Officer


                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
    AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEAR ENDED DECEMBER 31, 2000

                                TABLE OF CONTENTS

Report of Independent Certified Public Accountants                             3

Financial Statements:

  Statements of Net Assets Available for Benefits as
   of December 31, 2000 and 1999                                               4

  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2000                                        5

Notes to Financial Statements                                                  6

Supplemental Schedules:*

  Schedule of Assets Held for Investment Purposes at End of Year               9

  Schedule of Nonexempt Transactions                                          11


*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Report of Independent Certified Public Accountants

To the Participants and Administrator
of Modis Professional Services, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Modis Professional Services, Inc. (the "Company") Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Jacksonville, Florida
June 22, 2001

Modis Professional Services, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999




                                                                                         2000                 1999

Assets

Investments                                                                         $ 125,895,198        $ 117,069,560

Receivables:
    Participant contributions                                                             990,634              920,527
    Employer contribution                                                                 301,551              263,278
                                                                                  -----------------     ----------------
      Total receivables                                                                 1,292,185            1,183,805


Net assets available for benefits                                                   $ 127,187,383        $ 118,253,365
                                                                                  -----------------     ----------------

























The accompanying notes are an integral part of these financial statements.

Modis Professional Services, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000


Investment income:
    Net depreciation in fair value of investments                                                       $ (10,783,965)
    Interest and dividends                                                                                    718,331
    Other                                                                                                      21,390
                                                                                                      ----------------
                                                                                                          (10,044,244)
                                                                                                      ----------------

Contributions:
    Participant                                                                                            25,322,924
    Participant rollovers                                                                                   2,622,797
    Employer                                                                                                6,902,621
                                                                                                      ----------------
                                                                                                           34,848,342
                                                                                                      ----------------

                                                                                                           24,804,098
                                                                                                      ----------------


Benefits paid to participants                                                                              20,150,545
Other                                                                                                          35,944
                                                                                                      ----------------
    Total deductions                                                                                       20,186,489
                                                                                                      ----------------

Net increase prior to transfers                                                                             4,617,609
Transfers from merged plans                                                                                 4,316,409
                                                                                                      ----------------
    Net increase                                                                                            8,934,018

Net assets available for benefits:
    Beginning of year                                                                                     118,253,365
                                                                                                      ----------------
    End of year                                                                                         $ 127,187,383
                                                                                                      ----------------





The accompanying notes are an integral part of these financial statements.

Modis Professional Services, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999

1.  Description of Plan

The following description of the Modis Professional Services, Inc. (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering professional employees of the Company who have completed at least 375 hours of service in any 3 consecutive month period or one year of service. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one money market fund, nine mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations. At December 31, 2000 investments also included the investments of the three Plans merged on December 31, 2000 (shown in footnote 8).

     Participants Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates that range from 7% to 10.5%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

     Payment of Benefits - On termination of service due to death, disability, or retirement, a participant or participant's beneficiary will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Forfeiture Allocation - At December 31, 2000, forfeited nonvested accounts totaled approximately $932,000. These accounts will be used to reduce employer contributions.


2.  Summary of Significant Accounting Policies

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassification - Certain reclassifications have been made to the 1999 financial statements in order to conform to the presentation adopted for 2000.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices. Shares of mutual funds and the Modis Stock Pool are valued at the net asset value of shares held by the Plan at year-end.

     The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of its investments which consists of the realized gains or losses and the unrealized gains and losses on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.


3.  Investments

     The following presents investments that represent 5% or more of the Plan's assets.

                                                     2000            1999
                                                ---------------  --------------
   Strong Money Market                             $ 10,742,392    $ 10,322,988
   Strong Mutual Funds pooled accounts:
     Government Securities                           10,305,293       8,371,798
     Advisor Common                                  19,690,383      18,741,607
     Growth                                          30,775,473      25,338,051
     Growth and Income                               10,129,065       7,131,765
     Index 500                                       17,708,756      16,970,018
     Schafer Value                                    8,732,285       9,091,957


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,783,965 as follows:

          Mutual funds                             $ (8,446,939)
          Modis Stock Pool                           (2,337,026)
                                                  --------------
                                                   $(10,783,965)
                                                  --------------

4.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.


5.  Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.  Financial Instruments

     Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.


7.  Related Party Transactions

     Certain Plan investments are shares of mutual fund pooled separate accounts, the Modis Stock Pool Fund, and a money market account managed by Strong Funds. Strong Funds is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company for the Plan for the investment management services amounted to approximately $130,000 for the year ended December 31, 2000.

     Employees can elect to allocate their contributions to the purchase of Modis Company stock units, via the Modis Stock Pool Fund.


8.  Merger of Subsidiary Plans

     During 2000, the Plan was amended to include the defined contribution plans of five subsidiaries. The following table details the subsidiary, merger date and amounts of assets transferred into the Modis plan.

                            Subsidiary                                 Date                       Amount
--------------------------------------------------------  --------------------------------   -----------------
Integral Results, Inc. 401(k) Profit Sharing Plan
   & Trust                                                         June 1, 2000                  $    399,742
The T1 Design 401(k) Savings Plan                                  June 1, 2000                       141,695
Data Management Consultants, Inc. 401(k) and
   Profit Sharing Plan                                             December 31, 2000                1,278,125
Open Management Software, Inc. 401(k) Plan                         December 31, 2000                  904,398
UTEK, Inc. 401(k) Plan                                             December 31, 2000                1,592,449
                                                                                             -----------------
                                                                                                 $  4,316,409
                                                                                             -----------------

     The assets for the plans of Integral Results, T1 Design, Data Management Consultants, Open Management Software and UTEK are included in investments in the statement of net assets available for benefits as of December 31, 2000 and the changes in those assets, from the date of merger to December 31, 2000 are included in the statement of changes in net assets available for benefits for the year ended December 31, 2000.

     Two subsidiary 401(k) plans are scheduled to convert into the Plan before December 31, 2001.

Supplemental Schedules

Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 1999


       Identity of issue,                         Description of investment including
      borrower, lessor or                          maturity date, rate of interest,                                  Current
         similar party                            collateral, par or maturity value                 Cost**            Value
- -------------------------------      ---------------------------------------------------------- -----------   -----------------

*  Strong Funds                         Strong Money Market                                                      $   10,742,392
                                        Strong Mutual Funds:
*  Strong Funds                            Government Securities                                                     10,305,293
*  Strong Funds                            Balanced                                                                   4,412,770
*  Strong Funds                            Advisor Common                                                            19,690,383
*  Strong Funds                            Growth                                                                    30,775,473
*  Strong Funds                            Growth and Income                                                         10,129,065
*  Strong Funds                            Index 500                                                                 17,708,756
*  Strong Funds                            International Stock                                                        4,451,311
*  Strong Funds                            Opportunity                                                                2,195,830
*  Strong Funds                            Schafer Value                                                              8,732,285
*  Strong Funds                            Modis Stock Pool                                                           1,464,820
                                        MFS Mutual Funds:
*  MFS Investment Management               MFS Emerging Growth Fund                                                     906,845
*  MFS Investment Management               Massachusetts Investors Trust                                                286,629
*  MFS Investment Management               MFS Bond Fund                                                                 42,451
*  MFS Investment Management               MFS Total Return Fund                                                        192,147
*  MFS Investment Management               MFS Cash Reserve Fund                                                        164,378
                                        Alliance Money Markets:
*  Alliance Capital Management             Alliance Exchange Reserve, Class A                                            40,533
*  Alliance Capital Management             Alliance Exchange Reserve, Class C                                            81,469
*  Alliance Capital Management             Alliance Capital Reserve                                                      71,866
                                        Alliance Capital Mutual Funds:
*  Alliance Capital Management             Alliance Quasar Fund, Class A                                                 32,798
*  Alliance Capital Management             Alliance International Fund, Class A                                          15,211
*  Alliance Capital Management             Alliance New Europe Fund, Class A                                             10,507
*  Alliance Capital Management             Alliance Premier Growth Fund, Class A                                        172,788
*  Alliance Capital Management             Alliance Technology Fund, Class A                                             61,833
*  Alliance Capital Management             Alliance Growth and Income Fund, Class A                                      51,949
*  Alliance Capital Management             Alliance All Asia Fund, Class A                                                1,134
*  Alliance Capital Management             Alliance Bond Fund Corporate Bond Portfolio, Class A                          14,956
*  Alliance Capital Management             Alliance Real Estate Investment, Class A                                       7,080
*  Alliance Capital Management             Alliance Growth Fund, Class A                                                 36,513
*  Alliance Capital Management             Alliance Growth Fund, Class C                                                143,579
*  Alliance Capital Management             Alliance Premier Growth Fund, Class C                                         77,060
*  Alliance Capital Management             Alliance All Asia Fund, Class C                                                2,145
*  Alliance Capital Management             Alliance Real Estate Investment, Class C                                      23,338
*  Alliance Capital Management             Alliance Technology Fund, Class C                                            195,564
*  Alliance Capital Management             Alliance New Europe Fund, Class C                                             14,980
*  Alliance Capital Management             Alliance Global Small Capital Fund, Class C                                   30,724
*  Alliance Capital Management             Alliance Bond Fund U.S. Government Portfolio, Class C                         10,852
*  Alliance Capital Management             Alliance International Fund, Class C                                          18,667
*  Alliance Capital Management             Alliance Bond Fund U.S. Government Portfolio, Class A                          4,130
*  Alliance Capital Management             Alliance Growth and Income Fund, Class C                                     103,462
*  Alliance Capital Management             Alliance Global Small Capital Fund, Class A                                    6,589
*  Alliance Capital Management             Alliance Worldwide Privatization Fund, Class A                                 6,453
*  Alliance Capital Management             Alliance Balanced Shares Fund, Class A                                         2,657
*  Alliance Capital Management             Alliance Quasar Fund, Class C                                                 22,364
*  Alliance Capital Management             Alliance Bond Fund Corporate Bond Portfolio, Class C                          11,719
*  Alliance Capital Management             Alliance Worldwide Privatization Fund, Class C                                 2,120
*  Alliance Capital Management             Alliance Balanced Shares Fund, Class C                                         3,085



                                       -9-


                                        State Street Global Advisors Money Market:
*  State Street Global Advisors            SSGA Government Money Market                                                 111,200
                                        State Street Global Advisors Mutual Funds:
*  State Street Global Advisors            SSGA Life Solutions Income and Growth                                         29,344
*  State Street Global Advisors            SSGA Life Solutions Balanced Growth                                           23,505
*  State Street Global Advisors            SSGA S&P 500 Index                                                           189,002
*  State Street Global Advisors            SSGA Life Solutions Growth                                                    59,754
                                        Fidelity Investments Mutual Fund:
*  Fidelity Investments                    Fidelity Advisor Growth Opportunities                                         79,899
                                        Putnam Investments Mutual Fund:
*  Putnam Investments                      Putnam OTC & Emerging Growth                                                 146,651
                                        Janus Mutual Fund:
*  Janus                                   Janus Worldwide                                                              265,045
*  Participants                         Notes receivable with interest rates
                                           ranging from 7% to 10.5%                                                   1,511,846
                                                                                                                 ---------------
                                                                                                                 $  125,895,198
                                                                                                                 ---------------

* Party-in-interest as defined by ERISA

** Not applicable as the plan has no nonparticipant-directed accounts.


Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Nonexempt Transactions
For the Year Ended December 31, 2000



                                     Description of
                  Relationship        transactions
                   to plan,            including                                       Expenses
                  employer, or       maturity date,                                   incurred in                     Net (gain)
  Identity of       other           rate of interest,                                 connection     Cost    Value     or loss
    Party          party-in-        collateral, par or    Purchase  Selling  Lease       with         of      of       on each
   Involved        interest          maturity value        Price     Price   Rental   Transaction    Asset   Asset    transaction
--------------  ---------------  -----------------------  --------  -------  ------  -------------   -----   -----  ---------------

Modis            Plan Sponsor    Employer segregrated        N/A      N/A      N/A        N/A         N/A     N/A       $4,472
Professional                     employee contributions
Services,                        after the 15th
Inc.                             business day
                                 following the end
                                 of the month in
                                 which amounts were
                                 withheld from
                                 employee wages.
                                 During the year,
                                 the employer
                                 funded all
                                 earnings lost from
                                 late contributions
                                 to the respective
                                 employee.

























                                      -11-